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                                            Filed by United Parcel Service, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Fritz Companies, Inc
                                                    Commission File No.: 0-20548


ON JANUARY 26, 2001, UPS DISTRIBUTED, TO CERTAIN UPS EMPLOYEES, THE FOLLOWING LETTER CONCERNING THE PROPOSED TRANSACTION WITH FRITZ:


                                January 26, 2001


Dear Global Forwarding Services employees,

As you know, UPS has announced its intent to acquire Fritz Companies, Inc. one of the world's leading freight forwarding, customs brokerage, and logistics companies. Once the merger has been approved, we will be combining the operations of Fritz Companies with the Global Forwarding Services operations (Unistar, Atlas Air, and UPS Italia).

I believe that the combination of Fritz and Global Forwarding Services will enable UPS to offer a comprehensive portfolio of services that will attract new customers and provide an even higher level of service to existing customers. This combination is expected to create a powerful force in the supply chain management business.

An integration team has been formed to review all aspects of the transition. Over the next few weeks, we will be evaluating and designing how the new entity will be structured. We do know that once complete, the new group will operate as a business unit of UPS specializing in global freight forwarding and customs brokerage.

While these are exciting times as we combine the groups, I also know that they are uneasy times, as are all times of change. During the transition, I ask for your patience and understanding as we work through the details. We are currently in the process of putting in place an extensive communications network to provide you with information, as it becomes available.

For the last 10 years, you have helped to meet and exceed the expectations of our customers who trust us with their shipments. During the next few months, I encourage each of you to continue to work together to provide that same level of service excellence.



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Once the transaction is completed, I look forward to working with you to integrate our operations into the leading freight forwarding, brokerage, and logistics company in the world. Thank you for your patience as we work together to build our new business unit.


                                         Sincerely,
                                         David Abney
                                         UPS Business Unit Manager





         Except for historical information contained herein, the statements made herein constitute forward-looking statements within the meaning of Section
27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

UPS and Fritz will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, AND WE URGE INVESTORS TO READ THEM. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.